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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 4)(1)

                               Sapient Corporation
                               -------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   803062 10 8
                                   -----------
                                 (CUSIP Number)

                                 March 14, 2004
                                 --------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]      Rule 13d-1(b)

         [X]      Rule 13d-1(c)

         [ ]      Rule 13d-1(d)

(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.803062 10 8                                           Page 2 of 6 Pages

                                       13G

1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Samuel C. Sichko
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
              5        SOLE VOTING POWER
                       5,803,559 shares (includes 98,661 shares held by The
                       Jerry A. Greenberg Charitable Lead Annuity Trust - 2000,
                       775,792 shares held by The Jerry A. Greenberg Qualified
                       Annuity Trust - 2002, 929,106 shares held by The Jerry A.
                       Greenberg GRAT - 2002 and 4,000,000 shares held by The J.
                       Stuart Moore GRAT - 2004. Mr. Sichko is a trustee or
   NUMBER              co-trustee of each of the trusts.)
  OF SHARES   ------------------------------------------------------------------
BENEFICIALLY  6        SHARED VOTING POWER
   OWNED               3,684,077 shares (consists of 479,137 shares held by The
    BY                 Jerry A. Greenberg Charitable Foundation, 2,130,030
   EACH                shares held by The Jerry A. Greenberg Remainder Trust
 REPORTING             1996 and 1,074,910 shares held by the J. Stuart Moore
  PERSON               1995 Gift Trust. Mr. Sichko is a co-trustee of each of
   WITH                the trusts.)
              ------------------------------------------------------------------
              7        SOLE DISPOSITIVE POWER
                       5,704,898 shares (includes 775,792 shares held by The
                       Jerry A. Greenberg Qualified Annuity Trust - 2002,
                       929,106 shares held by The Jerry A. Greenberg GRAT - 2002
                       and 4,000,000 shares held by The J. Stuart Moore GRAT -
                       2004. Mr. Sichko is a trustee or co-trustee of each of
                       the trusts.)
--------------------------------------------------------------------------------
              8        SHARED DISPOSITIVE POWER
                       3,782,738 shares (consists of 2,130,030 shares held by
                       The Jerry A. Greenberg Remainder Trust 1996, 98,661
                       shares held by The Jerry A. Greenberg Charitable Lead
                       Annuity Trust - 2000, 479,137 shares held by The Jerry A.
                       Greenberg Charitable Foundation and 1,074,910 shares held
                       by the J. Stuart Moore 1995 Gift Trust. Mr. Sichko is a
                       trustee or co-trustee of each of these trusts.)
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         9,487,636 shares (includes 2,130,030 shares held by The Jerry A. Greenberg Remainder Trust 1996, 98,661 shares held by The Jerry A. Greenberg Charitable Lead Annuity Trust - 2000, 479,137 shares held by The Jerry A. Greenberg Charitable Foundation, 775,792 shares held by The Jerry A. Greenberg Qualified Annuity Trust - 2002, 929,106 shares held by The Jerry A. Greenberg GRAT - 2002, 1,074,910 shares held by the J. Stuart Moore 1995 Gift Trust and 4,000,000 shares held by The J. Stuart Moore GRAT - 2004.) Mr. Sichko has no pecuniary interest in any of the shares held by any of The Jerry A. Greenberg Remainder Trust 1996, The Jerry A. Greenberg Charitable Lead Annuity Trust - 2000, The Jerry A. Greenberg Charitable Foundation, The Jerry A. Greenberg Qualified Annuity Trust - 2002, The Jerry A. Greenberg GRAT - 2002, the
         J. Stuart Moore 1995 Gift Trust or The J. Stuart Moore GRAT - 2004 and Mr. Sichko disclaims beneficial ownership of all such shares.
--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
         Not Applicable
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         7.8%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IN

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CUSIP NO.803062 10 8                                           Page 3 of 6 Pages

Item 1(a)         Name of Issuer:

                  Sapient Corporation

Item 1(b)         Address of Issuer's Principal Executive Office:

                  One Memorial Drive
                  Cambridge, Massachusetts 02142

Item 2(a)         Name of Person Filing:

                  Samuel C. Sichko, Esq.

Item 2(b)         Address of Principal Business Office or, if none, Residence:

                  Samuel C. Sichko
                  c/o Prince, Lobel, Glovsky & Tye LLP
                  585 Commercial Street
                  Boston, MA  02109-1024

Item 2(c)         Citizenship:

                  Mr. Sichko is a citizen of the United States of America.

Item 2(d)         Title of Class of Securities:

                  Common Stock, $.01 par value per share.

Item 2(e)         CUSIP Number:

                  803062 10 8

Item 3            Description of Person Filing:

                  Not applicable

Item 4            Ownership:

                           (a)      Amount Beneficially Owned:

                           Mr. Sichko has or shares voting or investment control over 9,487,636 shares (includes 2,130,030 shares held by The Jerry A. Greenberg Remainder Trust 1996, 775,792 shares held by The Jerry A. Greenberg Qualified Annuity Trust - 2002, 929,106 shares held by the Jerry A. Greenberg GRAT - 2002, 98,661 shares held by The Jerry A. Greenberg Charitable Lead Annuity Trust - 2000, 479,137 shares held by The Jerry A. Greenberg Charitable Foundation, 1,074,910 shares held by the J. Stuart Moore 1995 Gift Trust and 4,000,000 shares held by The J. Stuart Moore GRAT
                           - 2004. Mr. Sichko is a trustee or co-trustee of each of these trusts. Mr. Sichko does not have any pecuniary interest in any of the shares held by these trusts and disclaims beneficial ownership of all such shares.)

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CUSIP NO.803062 10 8                                           Page 4 of 6 Pages

                           (b)      Percent of Class:

                           Mr. Sichko has or shares voting or investment control over shares representing 7.8% of the issuer's outstanding common stock but disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein.

                           (c)      Number of shares as to which person has:

                                            (i) sole power to vote or to direct
                                            the vote:

                                            Mr. Sichko has the sole power to
                                            vote or to direct the vote of
                                            5,803,559 shares (includes 98,661
                                            shares are held by The Jerry A.
                                            Greenberg Charitable Lead Annuity
                                            Trust - 2000, 775,792 shares held by
                                            The Jerry A. Greenberg Qualified
                                            Annuity Trust - 2002, 929,106 shares
                                            held by The Jerry A. Greenberg GRAT
                                            - 2002 and 4,000,000 shares held by
                                            The J. Stuart Moore GRAT - 2004. Mr.
                                            Sichko is a trustee or co-trustee of
                                            each of the trusts.)

                                            (ii) shared power to vote or to
                                            direct the vote:

                                            Mr. Sichko has shared power to vote
                                            or to direct the vote of 3,684,077
                                            shares (consists of 479,137 shares
                                            held by The Jerry A. Greenberg
                                            Charitable Foundation, 2,130,030
                                            shares held by The Jerry A.
                                            Greenberg Remainder Trust 1996 and
                                            1,074,910 shares held by the J.
                                            Stuart Moore 1995 Gift Trust. Mr.
                                            Sichko is a co-trustee of each of
                                            the trusts.)

                                            (iii) sole power to dispose or to
                                            direct the disposition of:

                                            Mr. Sichko has the sole power to
                                            dispose or to direct the disposition
                                            of 5,704,898 shares (includes
                                            775,792 shares held by The Jerry A.
                                            Greenberg Qualified Annuity Trust -
                                            2002, 929,106 shares held by The
                                            Jerry A. Greenberg GRAT - 2002 and
                                            4,000,000 shares held by The J.
                                            Stuart Moore GRAT - 2004. Mr. Sichko
                                            is a trustee or co-trustee of each
                                            of the trusts.)

                                            (iv) shared power to dispose or to
                                            direct the disposition of:

                                            Mr. Sichko shares power to dispose
                                            or to direct the disposition of
                                            3,782,738 shares (consists of
                                            2,130,030 shares held by The Jerry
                                            A. Greenberg Remainder Trust 1996,
                                            98,661 shares held by The Jerry A.
                                            Greenberg Charitable Lead Annuity
                                            Trust - 2000, 479,137 shares held by
                                            The Jerry A. Greenberg Charitable
                                            Foundation, 1,074,910 shares held by
                                            the J. Stuart Moore 1995 Gift Trust.
                                            Mr. Sichko is a trustee or
                                            co-trustee of each of the trusts.)

Item 5            Ownership of Five Percent or Less of a Class:

                  Not applicable

Item 6            Ownership of More than Five Percent on Behalf of Another
                  Person:

                  Not applicable
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CUSIP NO.803062 10 8                                           Page 5 of 6 Pages

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  Not applicable

Item 8            Identification and Classification of Members of the Group:

                  Not applicable

Item 9            Notice of Dissolution of Group:

                  Not applicable

Item 10           Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP NO.803062 10 8                                           Page 6 of 6 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: March 17, 2004

                                         /s/ Samuel C. Sichko
                                        -------------------------
                                        Samuel C. Sichko